Points International Looks East for Newest Partner

Points.com Adds Five-Star Trident Hotels in India to Growing List of International Partners

TORONTO, September 23, 2008 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF) — owner and operator of the world’s leading reward-management web site, www.points.com — announced today that Trident Hotels, owned and operated by The Oberoi Group, will join the network of loyalty programs offered in partnership with Points International. The partnership with Trident Hotels represents Points International’s latest step in the ongoing strategy to increase international offerings on www.points.com, allowing travelers to get even more value for their rewards points.

Trident Hotels operates eight five-star hotels across India.  The Trident Privilege loyalty program was launched in April 2008.  The program joins Points.com, enabling members to track Trident Privilege points’ balances, convert points to frequent flyer miles or other loyalty currencies and redeem points for gift certificates from hundreds of top retailers. Many of these features will be available on both Points.com and on the Trident Privilege website.

“Trident Hotels is one of Asia’s leading hotel companies in the five-star segment and we’ve seen a significant increase in North American travel to this region in recent years. We felt it was important to reach out and establish a way for Points.com users to get more utility from their travel to these areas,” said Points CEO, Rob MacLean. “The Trident brand is well recognized for its dedication to quality, and we are happy to add it to our expanding portfolio of hospitality loyalty programs.”

“We are delighted that the options available to our guests will increase as a result of our partnership with Points International. Members of the Trident Privilege program will now benefit from a network of more than 25 of the world’s leading reward programs, from airline and accommodation to frequent-shopper reward programs. This would make the Trident Privilege program one of the best hotel loyalty programs in India,” said Rattan Keswani, President, Trident Hotels.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management web site. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group’s TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group’s Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. Website: http://www.points.com

About Trident Hotels

Established in 1988, Trident Hotels is a part of The Oberoi Group, which also own and / or manages the award-winning luxury ‘Oberoi Hotels & Resorts’.  Trident hotels are five-star hotels that have established a reputation for excellence and are acknowledged for offering quality and value.  These hotels combine state-of-the-art facilities and efficient, warm and friendly service in a relaxed environment, making them the ideal choice for business and leisure travelers.

Presently there are eight Trident hotels in India located in Mumbai, Gurgaon (Delhi National Capital Region), Chennai, Bhubaneshwar, Cochin, Agra, Jaipur and Udaipur.  New Trident hotels are scheduled to open in Bandra Kurla, Mumbai; Bangalore, Hyderabad and Chandigarh. Website: www.tridenthotels.com

For more information contact:

Investor relations:
Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453

Media relations:
Jordan Fischler
Allison & Partners
T. 646-428-0604

Trident Hotels:
Ketaki Narain, Director Corporate Communications
The Oberoi Group
T. +91 11 2389 0505; E. ketaki.narain@oberoigroup.com

Partnership enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com